Sheila G. Corvino, Esq.

811 Dorset West Road

Dorset, Vermont 05251

Voice 1-802-867-0112 Facsimile 1-802-867-2468

October 25, 2005

By Facsimile and Edgar Correspondence

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

ATTN: Charito A. Mittelman, Esq.

Division of Corporation Finance

RE:	PIPELINE DATA INC. (the “Company”)
Schedule 14C Information Statement

Filed September 30, 2005

File No. 0-50611

Dear Ms. Mittelman:

I am in receipt of your comment letter to the above referenced Schedule 14C, wherein you have requested that the Company revise its disclosure, regarding the payment of cash for the sale of fractional shares in connection with its proposed reverse stock split, to reflect either the amount to be paid for each fractional share or the formula to be used to calculate such payment. In accordance with your request and pursuant to our telephone conversation of this morning, I have provided below the original paragraph discussing the cash payment and the paragraph as revised:

Original paragraph as filed within preliminary proxy statement (emphasis added):

If the Reverse Stock Split is approved, each eight shares of the Company’s Common Stock would be changed into one share of Common Stock. The par value of the Common Stock would be changed to $.008 per share (from $.001 per share). Cash in lieu of fractional shares would be paid to the stockholders upon the sale of such fractional interest. The per share exercise price and the number of shares issuable upon exercise of outstanding warrants and options will be adjusted accordingly. The Company currently has outstanding warrants and options to purchase approximately 8,883,678 shares of Common Stock at a weighted average exercise price of $1.29 per share. If the Reverse Stock Split is approved, and assuming no other grants of warrants or options or exercises of outstanding warrants or options, outstanding warrants and options to purchase approximately 1,110,460 shares of Common Stock at a weighted average exercise price of $10.31 per share.

Paragraph as amended within preliminary proxy statement (emphasis added):

If the Reverse Stock Split is approved, each eight shares of the Company’s Common Stock would be changed into one share of Common Stock. The par value of the Common Stock would be changed to $.008 per share (from $.001 per share) and the per share exercise price and the number of shares issuable upon exercise of outstanding warrants and options will be adjusted accordingly. Cash in lieu of fractional shares would be paid to the stockholders upon the sale of such fractional interest. The cash out payment amount for each fractional share will be based on the closing price of the Company’s common stock on the record date, September 29, 2005, which was $0.90. Thus, should the Reverse Stock Split be approved and a stockholder holds 64 and 1/3rd shares of PPDA common stock, then the stockholder will be entitled to 8 shares of the Company’s common stock and a cash out payment of $0.30.

I trust this amendment is addresses your concerns. Should you find this acceptable, the Company would like to file a definitive proxy statement for a November 16th meeting.

Should you have questions or comments, please feel free to call me at 802-867-0112.

Kind regards,

/s/ Sheila G. Corvino

Sheila G. Corvino